Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(In thousands, except ratios)

	June 12, 2008 (Inception) Through December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Fixed Charges:
Interest costs (both expensed and capitalized)	$1	194	33	8,413	15,489
Amortization of debt expense and discount or premium	—	—	—	—	227
Preferred stock dividend requirements of consolidated subsidiaries, pre-tax	—	—	—	16,331	9,333
Portion of rental expense that can be demonstrated to be an interest factor	8	51	166	232	635

Total Fixed Charges	9	245	199	24,976	25,684

Earnings
Add

Pre-tax income from continuing operations before adjustment for income or loss from equity investees	(14,074)	(28,587)	(50,774)	146,910	(99,403)
Fixed charges from above	9	245	199	24,976	25,684
Amortization of capital interest	—	—	—	—	—
Distributed income to investees	—	—	—	—	—
Less

Interest capitalized	—	—	—	(7,403)	(13,286)
Preferred stock dividend requirements of consolidated subsidiaries, pre-tax	—	—	—	(16,331)	(9,333)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	711
Total Earnings	$(14,065)	(28,342)	(50,575)	148,152	(95,627)

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	n/a	n/a	n/a	5.9	n/a